EXHIBIT 99.3

ABSENTEE BALLOT

EXTRAORDINARY GENERAL MEETING (EGM) OF 08/23/2019

SUZANO S.A. (“COMPANY”)

Shareholder’s Name:

Shareholder’s CNPJ or CPF:

Instructions on how to cast your vote:

Please observe the following instructions: (i) all the fields must be correctly completed. If any field is blank or crossed-out, it will be disregarded; (ii) all the pages must be initialed; and (iii) the final page must be signed by the voting shareholder or by their representatives, in case of legal entities. Failure to complete any voting field does not render the ballot void, but only the respective item. The vote will be counted only with regard to voting fields completed correctly. Signatures must be authenticated.

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider:

Shareholders who choose to exercise their absentee ballot directly at the Company must submit the following documents: (i) for individuals: certified copy of identity document with photograph Brazilian (RG) or foreign identity card (RNE), driver’s license (CNH), passport or officially recognized professional association membership document; (ii) for legal entities: certified copy of the articles of organization or bylaws, as applicable, corporate documents attesting to the powers of representation of the shareholder and/or the powers to sign of those signing the ballot, and a certified copy of an identity document with photograph of such representatives (RG, RNE, CNH, passport or officially recognized professional association membership document); and (iii) for investment funds: consolidated regulations, bylaws or articles or organization, as applicable, of the administrator or manager, corporate documents attesting to the powers of representation, and certified copy of identity document with photograph of its representative (RG, RNE, CNH, passport or officially recognized professional association membership document). Alternatively, shareholders may send their voting instructions to their custody agent or stock transfer agent if their shares are held at the central depositary of the stock exchange, in which case they must observe the rules and procedures established by the custody agent and applicable regulations. Absentee ballots will be received until July 16, 2019 (inclusive) .

Postal and e-mail address to send the absentee ballot, if the shareholder chooses to deliver the document directly to the company

Shareholders can submit the original ballot and certified copies of the documents in person or by post to Avenida Brigadeiro Faria Lima, 1355, 8th floor, CEP 01452-919, São Paulo — SP, c/o Legal Department, or send the ballot by e-mail to walnerj@suzano.com.br, cesteves@suzano.com.br and ivabueno@suzano.com.br, in which case they must also submit the original ballot to the above address. Absentee ballots will be received until July 16, 2019 (inclusive).

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

ITAÚ CORRETORA DE VALORES S.A. Av. Brigadeiro Faria Lima, 3.500, 3rd floor, Itaim Bibi, São Paulo, SP CEP 04538-132 Tel: +55 11 3003-9285 (state capitals and metropolitan regions), Tel: 0800 7209285 (other locations)

E-mail: atendimentoescrituracao@itau-unibanco.com.br

Resolutions / Questions regarding the ESM

Simple Resolution

1. Approval of the amendment to Paragraph Two of Article 25 of the Company’s Bylaws to reflect, clearly and objectively, the possibility of a mixed composition of the Statutory Audit Committee, by members that integrates or not the Board of Directors of the Company, in accordance with Article 31-C of CVM Instruction No. 408, of May 14, 1999.

☐ Yes  ☐ No  ☐ Abstain

Simple Resolution

2. Approval of the consolidation of the Company’s Bylaws to reflect the amendment to the Paragraph Two of Clause 25 of the Company’s Bylaws, subject to the resolution described in Item (1) above.

☐ Yes  ☐ No  ☐ Abstain

Simple Question

3. If this Extraordinary Shareholders Meeting is held on second call, can the voting instructions in this Ballot be considered for that Meeting as well?

☐ Yes  ☐ No  ☐ Abstain

ABSENTEE BALLOT

EXTRAORDINARY GENERAL MEETING (EGM), OF 08/23/2019

SUZANO S.A.

City:
Date:
Signature:
Shareholder’s Name:
Phone Number: